UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-K

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: December 21, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia

Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Third Quarter of 2011 Financial Results

New York, December 21, 2011 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel and a manufacturer of copper products in China, today announced its unaudited consolidated financial results for the third quarter of 2011.

As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares has changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. Gushan presents all per ADS data and number of ADSs in this announcement as if the ratio change was effective as of the beginning of the earliest period presented.

Highlights for the Third Quarter of 2011(Note 1)

•	Total revenues increased by 1,044.7% year-to-year and by 45.3% quarter-on-quarter to RMB475.3 million (US$74.5 million).

•	Gross profit amounted to RMB3.8 million (US$0.6 million), compared to a gross loss of RMB23.9 million for the third quarter of 2010 and a gross profit of RMB5.8 million for the second quarter of 2011.

•

Loss from operations amounted to RMB18.4 million (US$2.9 million), compared to a loss from operations of RMB1,016.1 million for the third quarter of 2010 and a loss from operations of RMB23.2 million for the second quarter of 2011.

•

Net loss attributable to the Company amounted to RMB20.7 million (US$3.2 million), compared to a net loss of RMB999.0 million for the third quarter of 2010 and a net loss of RMB26.4 million for the second quarter of 2011.

•

Non-GAAP net loss attributable to the Company amounted to RMB18.5 million (US$2.9 million), compared to a non-GAAP net loss attributable to the Company of RMB55.7 million for the third quarter of 2010 and a non-GAAP net loss attributable to the Company of RMB21.9 million for the second quarter of 2011. (Note 2)

•	Sales volume of biodiesel decreased by 97.6% year-to-year and by 94.0% quarter-on-quarter to 203 tons. (Note 3)

•	Average selling price of biodiesel increased by 44.9% year-to-year and by 10.0% quarter-on-quarter to RMB6,771 (US$1,061.6) per ton. (Note 3)

•	Sales volume of recycled copper products increased by 54.0% quarter-on-quarter to 7,635 tons.

•	Average selling price of recycled copper products decreased by 1.9% quarter-on-quarter to RMB59,473 (US$9,324.7) per ton.

•	Cash balance amounted to RMB88.1 million (US$13.8 million) as of September 30, 2011.

Note 1: Translation from RMB into US$ at RMB6.3780 to US$1.00, see “Currency Convenience Translation” below.

Note 2: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this press release. All non-GAAP measures exclude share-based compensation expenses, impairment loss of and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision for consumption tax and income tax effect thereof. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this announcement.

Note 3: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Gushan’s fourth consecutive quarter of revenue growth was driven by continued expansion of our recycled copper products business, which is demonstrating significant growth both organically and through strategic acquisitions,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan, “During the third quarter we acquired a controlling interest in recycled copper producer Hunan Yin Lian Xiangbei Copper Company Limited and in December 2011 we acquired control of Guangzhou Taiyue Communications Company Limited, a manufacturer of copper cables for use in the telecommunications and personal computing industries. In our biodiesel business, raw material shortages negatively impacted production despite a continued rebound in diesel prices and some moderation in raw material cost inflation. We are carefully monitoring market conditions as we evaluate resuming production at idled plants.”

Financial Results for the Third Quarter of 2011

Revenues

The Company’s revenues amounted to RMB475.3 million (US$74.5 million) for the third quarter of 2011, representing an increase of 1,044.7% from RMB41.5 million for the third quarter of 2010 and an increase of 45.3% from RMB327.1 million for the second quarter of 2011.

The increase in revenues on a year-to-year basis was mainly due to the revenue contribution of the recycled copper products business. During the third quarter of 2011, the revenues from our recycled copper products business amounted to RMB472.5 million (US$74.2 million), comprising revenue from our two consolidated subsidiaries, Mianyang Jin Xin Copper Company Limited (“Jin Xin”) and Hunan Yinlian Xiangbei Copper Company Limited (“Xiangbei”), of RMB421.7 million (US$66.1 million) and RMB63.8 million (US$10.0 million) (including RMB12.0 million (US$1.9 million) of revenues attributable to intracompany sales), respectively. As a result of the Company’s initial acquisition of a 67% beneficial ownership interest in Jin Xin, in November 2010, the Company began consolidating Jin Xin’s operating results into its operating results. In January 2011, the Company acquired an additional 8% beneficial ownership interest in Jin Xin, increasing its beneficial ownership in Jin Xin to 75%. Furthermore, as a result of the Company’s acquisition of a 75% beneficial ownership interest in Xiangbei in August 2011, the Company began consolidating Xiangbei’s operating results into its operating results. The increase in revenues on a sequential quarterly basis was mainly due to the increase in revenues from Jin Xin and the consolidation of Xiangbei’s revenues starting in August 2011.

The Company’s revenue from its biodiesel business totaled RMB1.8 million (US$0.3 million) for the third quarter of 2011, representing a decrease of 95.8% from RMB41.5 million for the third quarter of 2010 and a decrease of 92.1% from RMB22.3 million for the second quarter of 2011. The decrease in revenue from the biodiesel business on both a year-to-year and sequential quarterly basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products. The declines in biodiesel revenues and sales volume were attributable to continued suspension of production at most of the Company’s biodiesel plants due to unfavorable market conditions and temporary shortage of raw materials due to local governments cracking down on certain alleged practices of vendors of used cooking oil that forced some of our suppliers to suspend operations.

The sales volume of biodiesel amounted to 203 tons for the third quarter of 2011, representing a decrease of 97.6% from 8,363 tons for the third quarter of 2010 and a decrease of 94.0% from 3,361 tons for the second quarter of 2011. The average selling price of biodiesel was RMB6,771 (US$1,061.6) per ton for the third quarter of 2011, representing an increase of 44.9% from RMB4,672 per ton for the third quarter of 2010 and an increase of 10.0% from RMB6,156 per ton for the second quarter of 2011.

The sales volume of biodiesel by-products amounted to 115 tons for the third quarter of 2011, representing a decrease of 90.9% from 1,260 tons for the third quarter of 2010, and a decrease of 80.2% from 580 tons for the second quarter of 2011. The average selling price of biodiesel by-products was RMB3,365 (US$527.6) per ton for the third quarter of 2011, representing an increase of 73.1% from RMB1,944 per ton for the third quarter of 2010 and an increase of 24.6% from RMB2,700 per ton for the second quarter of 2011.

The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. The new plant has been conducting a trial run since early June 2011. The decrease in sales volume of both biodiesel and biodiesel by-products on a year-to-year basis as well as a sequential quarterly basis was primarily due to the suspension of production at Beijing Gushan and Hebei Gushan as a result of the Company’s strategy to avoid negative operating cash flows caused by the increasingly high raw material input costs.

The year-to-year and sequential quarterly increase in the average selling price of biodiesel was mainly attributable to improved conditions in the refined oil market in China following the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued through to the third quarter of 2009, resulting from a decrease in global oil prices and weaker industrial production in China amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the fourth quarter of 2009 to 2011.

The Company’s revenue from its recycled copper products business totaled RMB473.5 million (US$74.2 million) for the third quarter of 2011, representing an increase of 55.3% from RMB304.8 million for the second quarter of 2011. The increase in revenue on a sequential quarterly basis was mainly due to an increase in Jin Xin’s revenue by 38.3% from RMB304.8 million for the second quarter of 2011 to RMB421.7 million (US$66.1 million), reflecting mainly an increase in sales volume of recycled copper products by 36.4% from 4,958 tons for the second quarter of 2011 to 6,761 tons for the third quarter of 2011, and the contribution from Xiangbei’s sales of RMB51.8 million (US$8.1 million), representing a sales volume of 874 tons, since the date of acquisition on August 1, 2011. The average selling price of recycled copper products decreased by 1.9% from RMB60,638 per ton for the second quarter of 2011 to RMB59,473 (US$9,324.7) per ton for the third quarter of 2011.

Cost of Revenues

Cost of revenues for the third quarter of 2011 totaled RMB471.4 million (US$73.9 million), representing an increase of 620.9% from RMB65.4 million for the third quarter of 2010 and an increase of 46.7% from RMB321.3 million for the second quarter of 2011. The increase on a year-to-year basis was mainly due to cost of revenues of RMB464.4 million (US$72.8 million) from the Company’s recycled copper products business. The increase on a sequential quarterly basis was mainly due to the increase in sales volume of recycled copper products.

The cost of revenues of the Company’s biodiesel business totaled RMB7.0 million (US$1.1 million) for the third quarter of 2011, representing a decrease of 89.3% from RMB65.4 million for the third quarter of 2010 and a decrease of 73.5% from RMB26.4 million for the second quarter of 2011. Excluding the provision for consumption tax, cost of revenues of the Company’s biodiesel business for the third quarter of 2011 decreased by 88.9% from the third quarter of 2010.

Cost of revenues of the Company’s biodiesel business included a provision for consumption tax of RMB2.4 million during the third quarter of 2010. The provision was subsequently reversed in the fourth quarter of 2010. The reversal of the provision for consumption tax was made as a result of the issuance of Caishui [2010] No. 118, Notice Regarding the Exemption from Consumption Tax on Pure Biodiesel Made from Waste Animal Fats or Vegetable Oils (“Caishui 118”) by the Ministry of Finance and the State Administration of Taxation of the PRC (“SAT”) which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

The decrease in cost of revenues of the Company’s biodiesel products on both a year-to-year and sequential quarterly basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. This was partially offset by an increase in the overall average unit cost of used cooking oil, which increased by 25.7% from RMB4,008 per ton for the third quarter of 2010 and by 5.6% from RMB4,770 per ton for the second quarter of 2011 to RMB5,039 (US$790.0) per ton in the third quarter of 2011. The increases in the cost of used cooking oil were caused by an increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their upstream suppliers.

The cost of revenues of the Company’s recycled copper products business totaled RMB464.4 million (US$72.8 million) for the third quarter of 2011, representing an increase of 57.5% from RMB294.9 million for the second quarter of 2011. The increase was mainly due to an increase in sales volume by 54.0% from 4,958 tons for the second quarter of 2011 to 7,635 tons for the third quarter of 2011. The unit cost of raw materials increased by 0.3% from RMB56,191 per ton for the second quarter of 2011 to RMB56,023 (US$8,783.8) per ton for the third quarter of 2011.

Gross profit (loss)

The Company’s gross profit for the third quarter of 2011 totaled RMB3.8 million (US$0.6 million), compared to a gross loss of RMB23.9 million for the third quarter of 2010 and a gross profit of RMB5.8 million for the second quarter of 2011. The Company’s gross profit for the third quarter of 2011 was composed of a gross profit of RMB9.1 million (US$1.4 million) from its recycled copper products business, representing a gross profit margin of 1.9%, partially offset by a gross loss of RMB5.2 million (US$0.8 million) from its biodiesel business, representing a gross loss margin of 298.7%.

The Company’s gross loss for the third quarter of 2010 was derived from its biodiesel business, with a gross loss margin of 57.5%. Excluding the provision for the consumption tax, the gross loss margin of the Company’s biodiesel business would have been 51.7% for the third quarter of 2010. The Company’s gross profit for the second quarter of 2011 consisted of a gross loss of RMB4.1 million from its biodiesel business, representing a gross loss margin of 18.6%, and a gross profit of RMB9.9 million from its recycled copper products business, representing a gross profit margin of 3.3%.

The deterioration in the gross margin of the Company’s biodiesel business on both a year-to-year and sequential quarterly basis was mainly due to a provision for inventory write-downs of RMB4.5 million (US$0.7 million) because higher fixed costs of manufacturing were used to calculate the quarter-end inventory balances as a result of a low utilization rate during the third quarter of 2011.

The decrease in gross profit margin of the Company’s recycled copper products business on a sequential quarterly basis was mainly caused by a narrowing spread between the average selling price of recycled copper products and the average unit cost of raw materials. The average unit costs of raw materials increased by 0.3%, while the average selling price of its recycled copper products decreased by 1.9%. Furthermore, the Company also made a provision for inventory write-downs of RMB10.2 million (US$1.6 million) for its recycled copper products business for the third quarter of 2011 as a result of the decrease in the average selling price in October 2011.

Research and Development Expenses

Research and development expenses totaled RMB0.1 million (less than US$0.1 million) in the third quarter of 2011, as compared to RMB1.0 million for the third quarter of 2010 and RMB0.1 million for the second quarter of 2011. The decrease on a year-to-year basis was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the third quarter of 2011 totaled RMB17.7 million (US$2.8 million), as compared to RMB17.6 million for the third quarter of 2010 and RMB17.7 million for the second quarter of 2011.

Other Operating Expenses

Other operating expenses for the third quarter of 2011 amounted to RMB9.8 million (US$1.5 million), compared to RMB22.7 million for the third quarter of 2010 and RMB8.9 million for the second quarter of 2011. Other operating expenses mainly consisted of depreciation of buildings and machinery and other amortization and salary paid to factory workers during the periods in which certain plants suspended their production.

The decrease on a year-to-year basis was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

As previously announced in 2009 and 2010, the Company suspended or deferred biodiesel production in certain plants due to the consumption tax issue, traffic controls pursuant to government directives and the relocation of a production facility in 2009 and 2010.

Although the consumption tax issue has been resolved with the issuance of Caishui 118, as a result of increasingly high raw material input costs in 2011, the Company is currently evaluating the profitability of each of its biodiesel plants. The Company will evaluate the appropriateness of continuing, commencing or resuming production of biodiesel at each of its biodiesel plants and will continue, commence or resume production only if the biodiesel plant is able to operate on a positive cash flow basis in order to minimize the financial burden on the Company as a whole. Currently, only the new plant in Qin Dong Bei Industrial Park in Sichuan is operating on a trial run basis.

If these suspensions and deferrals had not occurred, the depreciation of the buildings and machinery and other amortization and salary paid to factory workers of these plants would have been classified as cost of revenues in corresponding periods.

Impairment loss on property, plant and equipment

As previously announced, the Company recognized an impairment loss of RMB951.0 million on certain property, plant and equipment located at Fujian Gushan, Hebei Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass, for the third quarter of 2010. The impairment loss represented the excess of the carrying amount over the fair value of these assets. The Company has not recognized any such impairment loss since the third quarter of 2010.

Change in Fair Value of Contingent Consideration Liability

In November 2010, the Company acquired an initial 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of its newly issued ordinary shares which are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to the selling shareholder at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow (“Jin Xin Contingent Consideration Shares”) to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three years ending December 31, 2012.

In August 2011, the Company acquired a 75% beneficial ownership interest in Xiangbei through a series of transactions in exchange for (i) RMB30,000,000 in cash, (ii) up to 20,000,000 newly issued ordinary shares of the Company, and (iii) up to a 14.17% interest in Engen Investment Limited, a direct, 75%-owned British Virgin Islands (“BVI”) subsidiary of Gushan, subject to adjustment pursuant to an earn-out arrangement. Items (ii) and (iii) above are collectively also referred to as “Xiangbei Contingent Consideration Shares”, and together with the Jin Xin Contingent Consideration Shares, the “Contingent Consideration Shares. The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement whereby 20,000,000 million ordinary shares of the Company and 14.17% new shares of Engen will be issued in stages upon the determination of Xiangbei’s net income under U.S. GAAP for the years ending December 31, 2011, 2012 and 2013.

Under U.S. GAAP, the Contingent Consideration Shares should be classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Contingent Consideration Shares at each reporting date would be recognized in our statement of operations.

The Company recognized an increase in fair value of RMB2.4 million for the second quarter of 2011 and a decrease in fair value of RMB0.1 million (less than US$0.1 million) for the third quarter of 2011. The increase in the fair value of the Contingent Consideration Shares in the second quarter of 2011 was mainly due to the release of 6 million ordinary shares from escrow to the selling shareholder of Jin Xin, but the increase was partly offset by a decrease caused by a further decrease in the market price of the Company’s ADSs and a further decrease in the estimated probability-weighted number of ordinary shares to be further issued. The decrease in the fair value of the Contingent Consideration Shares in the third quarter of 2011 was mainly due to the change in market price of the Company’s ADSs and discount rates in calculating the fair value of the liabilities.

Other Operating Income

Other operating income for the third quarter of 2011 represented a compensation of RMB5.2 million (US$0.8 million) from the supplier of castor beans in Sichuan as a result of the cancellation of the supply contract of castor beans signed with Sichuan Gushan.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gain (loss), net and other income (expense), net. Interest income for the third quarter of 2011 amounted to RMB12,000 (less than US$0.1 million). Interest expenses for the third quarter of 2011 amounted to RMB2.5 million (US$0.4 million) mainly incurred by Jin Xin in respect of short term loans. Foreign currency exchange loss for the third quarter of 2011 amounted to RMB3,000 (less than US$0.1 million). Other income (expenses), net for the third quarter of 2011 included, among others, income from the Company’s depositary bank, a provision for business tax on intercompany advances among companies in China, VAT refunds, government subsidy income, a loss which resulted from copper futures contracts and compensation from a supplier of castor beans in Sichuan. Starting from the first quarter of 2011, Jin Xin sought to diversify risks associated with the market prices for copper by using standard futures contracts of copper traded on the Shanghai Futures Exchange. From investing in such copper futures contracts, Jin Xin incurred a loss of RMB1.1 million (less than US$0.2 million) in the third quarter of 2011 and a loss of RMB0.4 million in the second quarter of 2011. The increase in other income (expense), net for the third quarter of 2011 was mainly VAT refunds and government subsidy income totaling RMB3.2 million received by Jin Xin and Xiangbei.

Income Tax Benefit (Expense)

Income tax benefit (expense) primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other overseas withholding tax.

CIT for the third quarter of 2011 amounted to RMB1.1 million (US$0.2 million), as compared to nil for the third quarter of 2010 and RMB1.8 million for the second quarter of 2011.

According to the CIT law, which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

Although the Company intends to apply for the reduced withholding tax rate of 5% in the future when dividends for earnings accumulated from January 1, 2008 by its PRC operating subsidiaries are wired out of China, the Company made a 10% provision on such undistributed earnings for such withholding tax. If the local SATs approve a reduced withholding tax rate of 5% when such dividends are actually wired out of China, any excess provision will be reversed in subsequent financial statements.

In respect of its biodiesel business, the Company reduced the provision for withholding tax by RMB0.3 million (less than US$0.1 million) for the third quarter of 2011, RMB16.7 million for the third quarter of 2010 and RMB0.3 million for the second quarter of 2011. The decrease was due to the losses incurred in the biodiesel business. In respect of its recycled copper products business, the Company made a provision for withholding tax of RMB0.7 million (US$0.1 million) and RMB0.5 million for the third quarter and the second quarter of 2011, respectively. Other overseas withholding tax amounted to RMB0.3 million (less than US$0.1 million), RMB0.3 million and RMB0.3 million for the third quarter of 2011, the third quarter of 2010 and the second quarter of 2011, respectively.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB20.7 million (US$3.2 million) for the third quarter of 2011, compared to RMB999.0 million for the third quarter of 2010 and RMB26.4 million for the second quarter of 2011.

Non-GAAP net loss attributable to the Company amounted to RMB18.5 million (US$2.9 million) for the third quarter of 2011, compared to RMB55.7 million for the third quarter of 2010 and RMB21.9 million for the second quarter of 2011.

Financial Condition

As of September 30, 2011, the Company had working capital of RMB113.4 million (US$17.7 million), reflecting total current assets of RMB433.3 million (US$67.9 million) and total current liabilities of RMB319.9 million (US$50.2 million). Of the total current assets, the Company had RMB88.1 million (US$13.8 million) in cash, represented by RMB50.8 million, HK$1.6 million and US$4,000 deposited in licensed commercial banks in China and HK$0.5 million and US$5.5 million deposited in licensed commercial banks in Hong Kong.

Recent Events

Acquisition of Taiyue

On December 6, 2011, the Company acquired control of Guangzhou Taiyue Communications Cable Co. Ltd. (“Taiyue”), a PRC-based company in Guangdong province that is engaged in the manufacture and sale of copper cables for use in communication and personal computing industries. Currently, Taiyue has a daily production capacity of approximately 24 tons of communication cables and sells its products mainly to overseas customers and the remaining small portion to customers in various provinces in China.

Business Outlook for Fiscal Year 2011

During the third quarter of 2011,the Company’s average biodiesel selling prices continued to improve over the previous quarter as demand for diesel in China continued its recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to improve. During the third quarter of 2011, there were signs that inflationary pressures in China were starting to ease and this trend has continued to date. As a result, the rate of increase in the Company’s raw material input costs during the third quarter of 2011 have fallen and the costs themselves appear to be stabilizing. However, during the third quarter, local governments started to clamp down on collectors of used cooking oil to prevent them from allegedly selling used cooking oil to processors who illegally process and resell the used cooking oil as virgin edible oil for public consumption. This action by the local governments has forced many used cooking oil collectors, including our suppliers, to suspend their operations. Consequently, there was a shortage in supply of raw materials and the Company’s biodiesel production was substantially reduced during the third quarter. Although this shortage in raw materials has continued to date, the Company believes that this situation cannot continue in the long run as used cooking oil would ultimately need to be properly processed. The Company also believes that when this shortage of raw materials ends, the Company will be a beneficiary as the Company’s biodiesel business represents a legitimate channel for the proper processing of used cooking oil. The Company will be closely monitoring the raw materials situation and will evaluate the appropriateness of increasing biodiesel production levels only if its plants are able to operate on a positive cash flow basis.

Meanwhile, the Company’s recycled copper products business continued to contribute positively to the Company’s overall financial performance and this trend is expected to continue. The Company believes that the acquisition of Taiyue will also provide additional positive contribution. The Company continues to explore the possibility of acquiring more businesses in the recycled copper products industry that will complement its existing businesses and strengthen its overall recycled copper products business portfolio.

Unaudited Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this announcement have been prepared by management using U.S. GAAP. These unaudited financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2010 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of September 30, 2011, which was RMB6.3780 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its third quarter of 2011 earnings conference call at 8:30am U.S. Eastern Time (9:30pm Beijing / Hong Kong Time) on December 21, 2011.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1 718 354 1231
US Toll Number: (for international callers)	186 651 94004
Hong Kong Toll Number	852 2475 0994
Hong Kong Toll Free Number	800 930 346
China Toll Free Number	400 620 8038
UK Toll Free Number	800 819 0121
UK Toll Number (for international callers)	080 823 46646
Conference ID:	37472491

A replay of the call will be available on the same day at 11:30 a.m. U.S. Eastern Time (or 12:30 p.m. Hong Kong Time) until December 28, 2011 and may be accessed by phone at the following numbers.

US Toll Free Number:	1 718 354 1232
US Toll Number: (for international callers)	186 6214 5335
Conference ID:	37472491

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the China biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a copper products business through Engen Investments Limited (“Engen”), a 75%-owned subsidiary, that manufactures copper rods, copper wires, copper granules and copper pads primarily from recycled copper and communication cables from copper wires. Currently, Engen has three plants, with a daily production capacity of approximately 210 tons of recycled copper products and approximately 24 tons of communication cables.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net loss excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability (the portion to be borne by the Company), provision for consumption tax and the tax effect thereof (“non-GAAP net loss”), basic and diluted net loss per ADS excluding share-based compensation, impairment loss of property, plant and equipment, change in fair value of contingent consideration liability (the portion to be borne by the Company), provision for consumption tax and the tax effect thereof (“basic and diluted non-GAAP net loss per ADS”). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability (the portion to be borne by the Company), provision for consumption tax and the tax effect thereof that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss and basic and diluted non-GAAP net loss per ADS is that these non-GAAP measures exclude share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability (the portion to be borne by the Company), provision for consumption tax and the tax effect thereof, that have been and may continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data, per ADS data and number of shares)

	Three Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
Revenues	41,519	327,078	475,264	74,516
Cost of revenues	(65,400)	(321,282)	(471,441)	(73,917)

Gross profit (loss)	(23,881)	5,796	3,823	599

Research and development	(956)	(137)	(103)	(16)
Selling, general and administrative	(17,632)	(17,670)	(17,699)	(2,775)
Other operating expenses	(22,701)	(8,862)	(9,762)	(1,531)
Impairment loss of property, plant and equipment	(950,951)	—	—	—
Loss on disposal of property, plant and equipment	(1)	—	(7)	(1)
Change in fair value of contingent consideration liability	—	(2,356)	125	20

Total operating expenses	(992,241)	(29,025)	(27,446)	(4,303)

Other operating income	—	—	5,214	817

Loss from operations	(1,016,122)	(23,229)	(18,409)	(2,887)

Other income (expense):
Interest income	512	217	12	2
Interest expense	—	(1,454)	(2,512)	(394)
Foreign currency exchange gain (loss), net	7	(278)	(3)	—
Other income (expense), net	(123)	1,346	2,177	342

Loss before income tax	(1,015,726)	(23,398)	(18,735)	(2,937)
Income tax (expense) benefit	16,706	(2,276)	(1,753)	(275)

Net loss	(999,020)	(25,674)	(20,488)	(3,212)
Less: Net income attributable to non-controlling interest	—	(731)	(166)	(26)

Net loss attributable to the Company	(999,020)	(26,405)	(20,654)	(3,238)

Net loss per ordinary share attributable to the Company
- Basic	(5.99)	(0.16)	(0.12)	(0.02)
- Diluted	(5.99)	(0.16)	(0.12)	(0.02)
Net loss per ADS attributable to the Company
- Basic	(59.88)	(1.57)	(1.22)	(0.19)
- Diluted	(59.88)	(1.57)	(1.22)	(0.19)
Weighted average ordinary shares outstanding
- Basic	166,831,943	168,225,205	168,686,743	168,686,743
- Diluted	166,831,943	168,225,205	168,686,743	168,686,743
Weighted average ADS outstanding
- Basic	16,683,194	16,822,521	16,868,674	16,868,674
- Diluted	16,683,194	16,822,521	16,868,674	16,868,674
Share-based compensation expense included in:-
Cost of revenues	108	60	62	10
Research and development expenses	2	10	(20)	(3)
Selling, general and administrative expenses	4,687	2,119	2,229	349
Provision of consumption tax of biodiesel included in:-
Cost of revenues	2,433	—	—	—

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED SEGMENT INFORMATION

(Amounts expressed in thousands)

	Three Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
Revenues:
Biodiesel business	41,519	22,255	1,754	275
Recycled copper products business	—	304,823	473,510	74,241

	41,519	327,078	475,264	74,516

Cost of revenues:
Biodiesel business	(65,400)	(26,393)	(6,994)	(1,097)
Recycled copper products business	—	(294,889)	(464,447)	(72,820)

	(65,400)	(321,282)	(471,441)	(73,917)

Gross profit (loss):
Biodiesel business	(23,881)	(4,138)	(5,240)	(822)
Recycled copper products business	—	9,934	9,063	1,421

	(23,881)	5,796	3,823	599

Gross profit (loss) margin:
Biodiesel business	(57.5%)	(18.6%)	(298.7%)	(298.7%)
Recycled copper products business	—	3.3%	1.9%	1.9%

	(57.5%)	1.8%	0.8%	0.8%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2010	September 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash	272,822	88,077	13,810
Pledged deposit for copper future contracts	—	9	1
Accounts receivable	48,639	152,983	23,986
Bills receivable	9,550	62	10
Inventories	176,023	125,236	19,636
Prepaid expenses and other current assets	53,706	57,516	9,018
Amount due from related parties	—	4,492	704
Income tax receivable	674	674	106
Deferred tax assets	2,439	4,219	661

Total current assets	563,853	433,268	67,932

Property, plant and equipment, net	663,946	716,827	112,391
Land use rights	87,568	89,972	14,107
Deferred tax assets	4,609	3,589	563
Goodwill	18,674	37,179	5,829

Total assets	1,338,650	1,280,835	200,822

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	60,000	110,000	17,247
Accounts payable	79,163	25,280	3,964
Accounts payable for property, plant and equipment	47,153	65,897	10,332
Accrued expenses and other payables	61,074	53,867	8,446
Amounts due to related parties	30,709	59,853	9,384
Income taxes payable	10,075	5,017	787

Total current liabilities	288,174	319,914	50,160

Deferred tax liabilities	9,766	7,334	1,150
Income tax payable	9,762	9,762	1,531
Contingent consideration liability	13,585	14,891	2,335
Other non-current liabilities	15,450	12,030	1,886

Total liabilities	336,737	363,931	57,062

Shareholders’ equity:
Ordinary shares	2	2	—
Additional paid-in capital	1,547,035	1,532,218	240,235
Treasury stock	(32,972)	(32,972)	(5,170)
Accumulated other comprehensive loss	(59,159)	(62,975)	(9,874)
Accumulated deficit	(469,758)	(534,299)	(83,772)

Total equity attributable to the Company	985,148	901,974	141,419

Non-controlling interest	16,765	14,930	2,341

Total shareholders’ equity	1,001,913	916,904	143,760

Total liabilities and shareholders’ equity	1,338,650	1,280,835	200,822

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(999,020)	(25,674)	(20,488)	(3,212)
Adjustments to reconcile net loss to net cash used in operating activities:

Share based compensation	4,797	2,189	2,271	356
Depreciation	33,877	11,101	18,552	2,909
Land use right expense	360	386	403	63
Loss on disposal of property, plant and equipment	1	—	7	1
Impairment loss of property, plant and equipment	950,951	—	—	—
Change in fair value of contingent consideration liability	—	2,356	(125)	(20)
Foreign currency exchange (gain) loss, net	(7)	278	3	—
Deferred tax expense (benefit)	(16,706)	505	621	97
Inventory write-downs (utilization of write-downs)	210	(14)	14,729	2,309
Loss from copper futures contracts	—	437	1,110	174
Change in assets and liabilities
Accounts receivable	386	(41,583)	(8,715)	(1,366)
Bills receivable	—	—	(62)	(10)
Inventories	(3,786)	17,424	(17,060)	(2,675)
Prepaid expenses and other current assets	(576)	2,821	3,915	614
Accounts payable	847	9,498	(20,590)	(3,228)
Accrued expenses and other payables	2,043	2,624	3,922	615
Income tax payable	—	(5,303)	343	54
Provision for consumption tax	2,433	—	—	—
Other non-current liabilities	(989)	(949)	(933)	(146)
Other assets	1,513	2,017	1,105	173

Net cash used in operating activities	(23,666)	(21,887)	(20,992)	(3,292)

Cash flows from investing activities
Purchase of property, plant and equipment	(44,075)	(12,529)	(15,289)	(2,397)
Temporary receipt from government in relation to relocation of property, plant and equipment	16,000	—	—	—
Acquisition of subsidiary, net of cash acquired	—	—	(27,549)	(4,319)
Pledged deposit for copper future contracts	—	—	8,480	1,330

Net cash used in investing activities	(28,075)	(12,529)	(34,358)	(5,386)
Cash flows from financing activities
Repayment of bank loans	—	(30,000)	(10,000)	(1,568)
Proceeds from new bank loans	—	50,000	40,000	6,272
Repayment of the amount due to related parties	—	(16,000)	(3,113)	(488)
Proceeds of advance from related parties	—	5,000	2,015	316

Net cash provided by financing activities	—	9,000	28,902	4,532

Effect of foreign exchange rate changes on cash	(4,807)	(1,388)	(1,213)	(190)

Decrease in cash	(56,548)	(26,804)	(27,661)	(4,336)
Cash at beginning of period	495,383	142,542	115,738	18,146

Cash at end of period	438,835	115,738	88,077	13,810

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per ADS data)

	Three Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
GAAP net loss attributable to the Company	(999,020)	(26,405)	(20,654)	(3,238)
Share-based compensation	4,797	2,189	2,271	356
Impairment loss of property, plant and equipment	950,951	—	—	—
Loss on disposal of property, plant and equipment	1	—	7	1
Change in fair value of contingent consideration liability (the portion to be borne by the Company)	—	2,356	(171)	(27)
Provision for consumption tax	2,433	—	—	—
Income tax effect of reconciliation items	(14,826)	—	—	—

Non-GAAP net loss attributable to the Company	(55,664)	(21,860)	(18,547)	(2,908)

GAAP net loss attributable to the Company per ADS – Basic	(59.88)	(1.57)	(1.22)	(0.19)
Share-based compensation	0.29	0.13	0.13	0.02
Impairment loss of property, plant and equipment	57.00	—	—	—
Loss on disposal of property, plant and equipment	—	—	—	—
Change in fair value of contingent consideration liability (the portion to be borne by the Company)	—	0.14	(0.01)	—
Provision for consumption tax	0.15	—	—	—
Income tax effect of reconciliation items	(0.89)	—	—	—

Non-GAAP net loss attributable to the Company per ADS – Basic	(3.33)	(1.30)	(1.10)	(0.17)

GAAP net loss attributable to the Company per ADS – Diluted	(59.88)	(1.57)	(1.22)	(0.19)
Share-based compensation	0.29	0.13	0.13	0.02
Impairment loss of property, plant and equipment	57.00	—	—	—
Loss on disposal of property, plant and equipment	—	—	—	—
Change in fair value of contingent consideration liability (the portion to be borne by the Company)	—	0.14	(0.01)	—
Provision for consumption tax	0.15	—	—	—
Income tax effect of reconciliation items	(0.89)	—	—	—

Non-GAAP net loss attributable to the Company per ADS - Diluted	(3.33)	(1.30)	(1.10)	(0.17)